

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2020

Elizabeth Gulacsy
Interim Chief Financial Officer
SeaWorld Entertainment, Inc.
6240 Sea Harbor Drive
Orlando , FL 32821

> **Re: SeaWorld Entertainment, Inc.**
> **Form 10-K for the Year Ended December 31, 2019**
> **Filed February 27, 2020**
> **File No. 1-35883**

Dear Ms. Gulacsy:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                      Division of Corporation Finance
                                      Office of Trade & Services